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                                AAA MINERALS INC.
                                 3841 Amador Way
                                  Reno, Nevada
                        Telephone and fax: (775) 827-2324

   April 6, 2005

   U.S. Securities & Exchange Commission
   Division of Corporate Finance
   450 Fifth Street, N.W.
   Washington, D.C. 20549
   Mail Stop 0511

   Attention:  Craig Slivka

   Dear Sirs:

   Re:   AAA Minerals Inc. - Registration Statement on Form SB-2
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         File No. 333-119848 - Amendment #4
         ----------------------------------

   Further to your letter dated March 25, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Summary
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1.       We note  that  Carla  Bird and Jesse M.  Wall,  the  vendors  of the BA property purchased acquired the claims for $10,000 in April 2004. Please explain the Date of Recording in relations to the Purchase Date as disclosed on page 23.

         The date of recording is the date that the claims came into existence (ie. the date that the original owner, George Nicholson, filed for the claims). Carla Bird and Jesse M. Wall purchased the claims from Mr. Nicholson in April 2004.

Selling Shareholders
--------------------

2. According to the disclosure "none of the selling shareholders has had a material relationship with us other that as a shareholder at anytime within the past three years." We note that Carla Bird and Jesse M. Wall are selling shareholders, therefore it would appear that this statement should be reconciled to the disclosure elsewhere in the filing.

         We have disclosed that Carla Bird and Jesse M. Wall had a material relationship to us as the vendors of the BA mineral claims.

 3. Please advise by supplemental letter from whom Carla Bird and Jesse M. Wall acquired the claims from and that parties relationship if any to the company, officers and directors and the selling shareholders. We may have further comments.

         Carla Bird and Jesse M. Wall acquired the claims from Mr. George Nicholson. Mr. Nicholson does not have any relationship with us, our officers and directors or the selling shareholders. We have included this disclosure in the section entitled "Mineralization and Exploration History".

 Title to the BA Property, pages 22-24
 -------------------------------------

 4. According to the disclosure on page 22, in order to maintain the claims in good standing, the exploration work, or cash payments in lieu will be due by November 2005. Please reconcile that to the disclosure on page 23 that the claims comprising the BA property are in good standing until November 14, 2006.

         We have amended our disclosure on page 22 to indicate that the BA claims are in good standing until November 14, 2006.

 General
 -------

 5. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

         We have included financial statements for the interim period ended January 31, 2005 with our amended registration statement.

 6. You are reminded that a currently dated consent of the independent accountants with typed signatures should be included in any amendment to the registration statement. The consent in Exhibit 23.1 should be signed in the name of the firm rather than an individual partner. Please revise.

         We  have  included  a  currently   dated  consent  of  the  independent
         accountants with our amended registration statement.

 Accountants Report
 ------------------

         7. The report of the Chartered Accountants on page 29 should reference "the standards of the Public Company Accounting Oversight Board (United States)," rather than generally accepted auditing standards. Please refer to PCAOB Auditing Standard No.1 and SEC Release No. 33-8422. Also, please include both the printed name of the firm and the authorized signature of the firm. See Rule 302 of Regulation S-T and revise accordingly.

         The report of the Chartered Accountants references the standards of the Public Company Accounting Oversight Board (United States) at the beginning of the second paragraph. As well, the report now includes the printed name of the firm and the authorized signature of the firm.

         Yours truly,

         /s/ Earl Abbott

         Dr. Earl Abbott, President
         AAA MINERALS INC.